Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-277985

Carlisle Companies Incorporated

Final Term Sheet

$500,000,000 5.250% Notes due 2035

$500,000,000 5.550% Notes due 2040

Issuer:	Carlisle Companies Incorporated

Principal Amount:	2035 Notes: $500,000,000 2040 Notes: $500,000,000

Maturity:	2035 Notes: September 15, 2035 2040 Notes: September 15, 2040

Coupon:	2035 Notes: 5.250% 2040 Notes: 5.550%

Yield to Maturity:	2035 Notes: 5.294% 2040 Notes: 5.619%

Trade Date:	August 13, 2025

Settlement Date:	August 20, 2025 (T+5)

CUSIP/ISIN:	2035 Notes: 142339 AN0 / US142339AN05 2040 Notes: 142339 AM2 / US142339AM22

Price to Public:	2035 Notes: 99.655% of the principal amount of the Notes, plus accrued interest, if any, from August 20, 2025
2040 Notes: 99.299% of the principal amount of the Notes, plus accrued interest, if any, from August 20, 2025

Interest Payment Dates:	Each March 15 and September 15, commencing March 15, 2026

Benchmark Treasury:	2035 Notes: 4.250% UST due August 15, 2035 2040 Notes: 4.250% UST due August 15, 2035

Treasury Yield:	2035 Notes: 4.244% 2040 Notes: 4.244%

Spread to Benchmark Treasury:	2035 Notes: T+105 basis points 2040 Notes: T+137.5 basis points

Optional Redemption:

Prior to June 15, 2035, in the case of the 2035 Notes, and June 15, 2040, in the case of the 2040 Notes, (three months prior to the maturity of the 2035 Notes and the 2040 Notes, respectively) (each, the applicable “Par Call Date”), the Notes may be redeemed at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the applicable Par Call Date (not including any portion of such interest payments accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate on such redemption date plus 20 basis points and 25 basis points for the 2035 Notes and the 2040 Notes, respectively, plus, in each case, accrued and unpaid interest to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes at its option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Offer to Purchase Upon Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the prospectus supplement) occurs, the Issuer will be required to make an offer to repurchase the Notes at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest to the date of repurchase.

Joint Active Bookrunners:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Truist Securities, Inc.

Passive Bookrunner:	BofA Securities, Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Mizuho Securities USA LLC

Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about August 20, 2025, which will be the 5th business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the date of delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The Issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, and Truist Securities, Inc. at 1-800-685-4786.